Filed pursuant to Rule 253(g)(2)

File No. 024-11838

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 6, 2022 and supplemented on April 5, 2022, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplement are available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465922057019/tm2214521d1_253g2.htm; https://www.sec.gov/Archives/edgar/data/1765347/000110465923041801/tm2311790d1_253g2.htm.

Additional information about the company is available in the amendment to its 2022 Semiannual Report filed on Form 1-SA available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465922103269/tm2226670d1_1sa.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 6, 2022

THIS SUPPLEMENT IS DATED ARPIL 27, 2023

The purpose of this supplement is to:

•	Announce the closing of the company’s Regulation A offering.

•	Add Ryan Ellenburg as a Director of the company.

Closing of Regulation A Offering

On May 6, 2022, the company commenced a Regulation A offering.  The company intends to terminate the offering on May 5, 2023.

Appointment of New Director

The company has appointed Ryan Ellenburg to serve as a Director of the company. Further, Gerald Ellenburg has been appointed by GolfSuites, Inc. to serve as its President and Chief Operating Officer.

As a result, the company amends and restates the following section:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, Page 42

The table below sets forth the officers and directors of the company as of April 27, 2023.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	CEO, Director, Secretary, Treasurer	GolfSuites 1, Inc.	74	March 14, 2019
Ryan Ellenburg	Director	GolfSuites 1, Inc.	41	January 6, 2023

The table below sets forth the officers and directors of GolfSuites, Inc. (“Parent Company”).

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer and Secretary	GolfSuites, Inc.	74	November 8, 2018
Gerald Ellenburg	President	GolfSuites, Inc.	72	February 10, 2023
Scott McCurry	Chief Operating Officer	GolfSuites, Inc.	54	March 2023
David A. Morris III	Consulting CFO	GolfSuites, Inc.	63	November 8, 2018
Ann England	VP, Human Resources	GolfSuites, Inc.	51	October 15, 2021

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the President and Chief Operating Officer since February 10, 2023. In addition, he has served as the Chairman and Chief Executive Officer of the Parent Company since November 2018 and GolfSuites since March 2019. Jerry also serves as the Chairman and Chief Executive Officer of ERC Communities, Inc., since March 2011. Jerry has a total of 35 years of experience in real estate ownership, management and financing of multi-family properties, management of over $750 million in debt and equity financing. Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Ryan Ellenburg

Ryan Ellenburg is a Director of the company since February 10, 2023. Ryan Ellenburg has been consulting with the capital markets team for ERC Communities, Inc., ERC Communities 1, Inc., GolfSuites, Inc., and GolfSuites 1, Inc. since June 2019. In January 2023, Ryan joined the board of directors for ERC Communities, Inc., and ERC Communities 1, Inc. Previously, from September 2017 until June 2019, Ryan was employed by Allied Universal as a security contractor. During that time frame his primary clients were PG&E and ServiceNow. Ryan is no stranger to technology and finance and has been improving systems since value engineering construction projects in college and then overseeing standard upgrades for worldwide Silicon Valley accounts. Mr. Ellenburg is a graduate of the Georgia Institute of Technology in 2004.

Scott McCurry

Scott McCurry was appointed Chief Operating Officer of the Parent Company in March 2023. Prevoiusly, he served as Vice President of Operations for the Parent Company from September 1, 2019 until March 2023. Scott is an operations executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed from September 2017 to September 2019, helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience.  Prior to K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that Scott was their Director of Operations, a position he held since July 2012.  At Topgolf, Scott helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

Ann England

Ann England is Vice-President of Human Resources, Organizational Development, and Employee Training since October 2021. Ann joins the Parent Company with over 30 years in the foodservice industry, including nearly 20 years in Human Resources, Organizational Development and Employee Training. From 1992 to October 2021, she served at Cracker Barrell in various roles, including Manager of Internal Communications and Guest Relations for 6 years and Director of Operational Strategy for the last 3 years there. In addition to her HR experience, Ann has led internal corporate communications, guest relations, strategic projects, and operational strategy. She is a graduate of Middle Tennessee State University.

David A. Morris III

David Morris is the Consulting Chief Financial Officer of the Parent Company since November 2018. David is also the Consulting Chief Financial Officer at ERC Communities, Inc., since March 2011 until present. David has over 30 years of experience in finance and financial forensics. During his tenure at GolfSuites, David oversees the following:

●	tax planning,

●	compliance,

●	accounting,

●	audit,

●	forecasts and

●	investment analysis.

David’s’ career has included the Vice-Presidency of Finance at Belz Enterprises, a large real estate development and management company.  David graduated from the University of Wisconsin, La Crosse, in 1980 and is a Tennessee-licensed CPA.